Exhibit 99.1

 PRESS RELEASE

TESMA ANNOUNCES HIGHER SALES, AND
NET INCOME FOR THE FIRST QUARTER OF FISCAL 2003

 May 6, 2003, Concord, Ontario, Canada...Tesma International Inc. (TSX:TSM.A; NASDAQ:TSMA), a global supplier of highly-engineered engine, transmission and fuel system components, modules and systems for the automotive industry, today reported financial results for the first quarter ended March 31, 2003.

	Three Months Ended March 31
	(U.S. dollars in millions except per share and share figures)
	2003	2002
Sales	$267.4	$211.2
Income before income taxes	$ 24.5	$20.8
Net income	$ 16.3	$13.9
Operating cash flow	$ 29.4	$22.6
Diluted earnings per share	$ 0.50	$0.47
Weighted average number of shares outstanding on a diluted basis (in millions)	32.5	29.8

Change in Reporting Currency

Effective January 1, 2003, we implemented the previously announced change of our financial reporting currency from the Canadian dollar to the U.S. dollar. In accordance with the Canadian GAAP rules governing a change in reporting currency, all prior year comparative information was translated into U.S. dollars using the current rate method whereby all revenues, expenses and cash flows from operations having a functional currency other than the U.S. dollar are translated at the average exchange rate that existed during the period and all assets and liabilities are translated at the period-end exchange rate.

Operating Highlights

For the first quarter, sales increased by 27% to $267.4 million compared to $211.2 million for the same period a year ago. This growth was fueled by significant growth in our content per vehicle in both North America and Europe, by 17% and 19% to $41.34 and 16.54, respectively. In addition, strong gains by the Canadian dollar and the euro relative to the U.S. dollar during the period had the effect of increasing our translated sales by approximately 10% over the same period last year.

This increase in sales resulted in growth of 17% on our bottom line to $16.3 million compared to $13.9 million a year ago. Similarly, diluted earnings per share increased by 6% to $0.50, despite an increase in the number of diluted shares by 9%.

A more detailed discussion of our consolidated results for the first quarter ended March 31, 2003 is contained in the attached Management's Discussion and Analysis which follows the interim consolidated financial statements and notes thereto.

Dividends

Yesterday, our Board of Directors declared a dividend in respect of the quarter ended March 31, 2003 of Cdn $0.16 per share on our Class A Subordinate Voting and Class B Shares, payable on or after June 13, 2003 to shareholders of record on May 30, 2003.  The board elected to continue to declare and pay the quarterly dividend in Canadian dollars recognizing that the majority of our shares are currently held by Canadian resident investors and our Class A Subordinate Voting Shares trade predominantly on The Toronto Stock Exchange.

Outlook

During the quarter, North American OEM vehicle production was up 2% over the number of units produced in the same period a year ago. Among the "Big Three", General Motors (GM) was the only OEM showing positive growth, largely due to the continued popularity and demand for their light trucks. DaimlerChrysler and Ford, however, saw their production and market share slip in the quarter to the benefit of GM and the "New Domestics". Recent industry information indicates an increase in inventory levels at the end of the quarter, especially in the light truck segment for the "Big Three". As such, we are cautious about the short-term production outlook for North America. Based on industry forecasts, we anticipate that production volumes will approximate 4.1million units in the second quarter (which is well below the record volumes experienced in the same period last year) and 15.8 million units for the full 2003 fiscal year. Similarly, in Europe, we are anticipating that production will weaken somewhat in the short-term, and expect 4.2 million units in the second quarter and 16.1 million for the full 2003 fiscal year. In spite of these forecasts, our content per share growth is increased and we expect to experience overall sales growth in excess of 10% (including the impact of foreign exchange at the current rates in effect) for the fiscal year ending December 31, 2003.

"Our performance was strong in the first quarter," stated Anthony Dobranowski, Tesma's President and Chief Financial Officer. "We continued to execute successfully on some significant program launches which are helping to drive our growth as our content per vehicle increases. More importantly, we have solidified future content growth and further executed on our proven strategy, as evidenced by recent program awards of modules and systems, including the front cover, water pump and oil pan for the General Motors 3.9L engine for GM's higher volume midsize car platforms. By maintaining emphasis on the design, testing and manufacturing of value-added, highly engineered and proprietary products, we remain well positioned to meet the growing trend towards the outsourcing of complete powertrain modules and systems. We expect that this emphasis, combined with our focused and conscious efforts to service our customers, will translate into long-term growth and profitability and will result in enhanced shareholder value."

Tesma employs over 4,800 skilled and motivated people in 23 manufacturing facilities in North and South America, Europe and Asia, and three focused R&D centres in each of our Engine, Transmission and Fuel Technologies groups.

Tesma will hold a conference call to discuss its first quarter fiscal 2003 results on May 7, 2003 at 2:00 p.m. EST. The numbers for this call are 416-640-4127 (local/overseas) or 1-800-814-4853 (North America), with call-in required 10 minutes prior to the start of the conference call. The conference call will be chaired by Anthony Dobranowski, Tesma's President and Chief Financial Officer. A taped replay of the conference call will also be made available until 12:00 midnight on May 21, 2003. The numbers for the replay are 416-640-1917, reference number 244407 (local/overseas) or 1-877-289-8525, reference number 244407 (North America). The conference call can also be accessed by webcast at www.newswire.ca/webcast and will be available for a 30-day period.

Risks and Uncertainties (Forward-Looking Statements)

This Press Release may contain "forward-looking statements" within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions, uncertainties and other factors which may cause actual future results or anticipated events to differ materially from those expressed or implied in any forward-looking statements. In our case, these factors principally relate to the risks associated with the automotive industry and include the items listed in the attached Management's Discussion and Analysis which follows the interm consolidated financial statements and the notes thereto. In addition, for a more detailed discussion of some of these factors, reference is made to the disclosures regarding risks, assumptions and uncertainties set forth in our Annual Information Form, Form 40-F and other public filings. We specifically note that the ongoing evaluation of the viability of the operations of our Eralmetall die-casting facility (expected to be concluded in the first half of 2003) may have an impact on our actual future results or performance. We do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results, circumstances or otherwise.

For further information regarding this press release, please contact: Anthony Dobranowski at (905) 417-2155. Alternatively, forward e-mail requests to tes.pres@tesma.com or visit Tesma's website @ www.tesma.com.

TESMA INTERNATIONAL INC. CONSOLIDATED BALANCE SHEETS (U.S. dollars in thousands)

	March 31	December 31

As at

	2003	2002
	(unaudited)	(audited) (restated - see Note 1)

ASSETS

Current assets:
Cash and cash equivalents	$166,172	$ 135,080
Accounts receivable (Note 5)	174,361	146,192
Inventories	78,484	74,924
Current future tax assets	214	190
Prepaid expenses and other	7,988	8,208
	$427,219	$364,594
Capital assets (Note 5)	267,279	273,105
Goodwill (Note 2)	13,703	13,609
Other assets	4,740	5,014
Future tax assets	523	450
	$713,464	$ 656,772

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Bank indebtedness	$ 51,743	$ 46,086
Accounts payable (Note 5)	89,600	77,574
Accrued salaries and wages (Note 3)	25,950	21,015
Other accrued liabilities (Note 5)	28,441	24,156
Dividends payable	-	3,251
Income taxes payable	1,888	9,578
Current future taxes payable	1,932	656
Long-term debt due within one year	2,356	1,799
	201,910	184,115
Long-term debt	49,651	47,565
Future tax liabilities	16,773	14,844

SHAREHOLDERS' EQUITY

Class A Subordinate Voting Shares, authorized: unlimited (Note 3) (issued: 18,110,429; December 31, 2002 - 18,110,429)	$197,701	$197,701
Class B Shares, authorized: unlimited (Note 3) (issued: 14,223,900; December 31, 2002 - 14,223,900)	1,894	1,894
Retained earnings	239,582	225,678
Currency translation adjustment	5,953	(15,025)
	445,130	410,248
	$713,464	$656,772
See accompanying notes

TESMA INTERNATIONAL INC. CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (U.S. dollars in thousands, except share and per share figures)

	THREE MONTHS ENDED March 31
	2003	2002
	(unaudited)	(unaudited)

Sales (Note 5)	$267,373	$211,208
Cost of goods sold (Note 5)	212,517	163,417
Selling, general and administrative expenses (Notes 5 and 6)	16,048	14,535
Depreciation and amortization	11,268	9,345
Affiliation and social fees (Note 5)	2,986	2,424
Interest, net (Note 5)	80	672
Income before income taxes	24,474	20,815
Income taxes

8,161

		6,891
Net income for the period attributable to Class A Subordinate Voting Shares and Class B Shares	16,313	13,924
Retained earnings, beginning of year	225,678	182,150
Dividends on Class A Subordinate Voting Shares and Class B Shares	(2,409)	(2,954)
Retained earnings, end of period	$239,582	$193,120
Earnings per Class A Subordinate Voting Share or Class B Share Basic Diluted	$0.50 $0.50	$0.47 $0.47
Average number of Class A Subordinate Voting Shares and Class B Shares outstanding (in millions) Basic Diluted	32.3 32.5	29.4 29.8
See accompanying notes

TESMA INTERNATIONAL INC. CONSOLIDATED STATEMENTS OF CASH FLOW (U.S. dollars in thousands)
	THREE MONTHS ENDED March 31
	2003	2002
	(unaudited)	(unaudited)

CASH PROVIDED FROM (USED FOR): OPERATING ACTIVITIES

Net income	$16,313	$13,924
Items not involving current cash flows	13,131	8,635
	29,444	22,559
Net changes in non-cash working capital	(12,558)	935
	16,886	23,494

INVESTING ACTIVITIES

Capital asset additions	(18,155)	(20,511)
Proceeds on disposal of capital and other assets (Note 5)	26,073	218
Increase in other assets	(98)	(691)
Increased investment in subsidiaries (Note 2)	-	(500)
	7,820	(21,484)

FINANCING ACTIVITIES

Dividends paid on Class A Subordinate Voting Shares and Class B Shares	(5,709)	(2,931)
Increase in bank indebtedness	3,757	2,952
Net repayments of long-term debt	(284)	(725)
Issuance of Class A Subordinate Voting Shares	-	901
	(2,236)	197
Effect of exchange rate changes on cash and cash equivalents	8,622	(61)
Net increase in cash and cash equivalents during the period	31,092	2,146
Cash and cash equivalents, beginning of year	135,080	28,451
Cash and cash equivalents, end of year	$166,172	$30,597
See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and Accounting Change

The unaudited interim consolidated financial statements have been prepared following the accounting policies as set out in the Company's 2002 Report to Shareholders except for the change in the Company's reporting currency from the Canadian dollar to the U.S. dollar effective January 1, 2003. In accordance with Canadian generally accepted accounting principles (under EIC-130), the Company is required to restate all amounts presented for comparative purposes into U.S. dollars using the current rate method whereby all revenues, expenses and cash flows are translated at the average rates that were in effect during these periods and all assets and liabilities are translated at the closing rate in effect at the end of these periods. Utilizing this method, the comparative consolidated statements of income and cash flows for the three-month period ended March 31, 2002 were translated into U.S. dollars using an average rate for the period of Cdn $1.5114 per U.S. $1.00 and the comparative consolidated balance sheet at December 31, 2002 was translated using the prevailing rate at December 31, 2002 of Cdn $1.5684 per U.S. $1.00.

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, except that certain disclosures required for annual financial statements have not been included. Accordingly, the unaudited interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the five-month period ended December 31, 2002, as contained in the Company's 2002 Report to Shareholders.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments necessary to present fairly the financial position of the Company at March 31, 2003 and the results of operations and cash flows for the three-month periods ended March 31, 2003 and 2002.

2.    Business Acquisitions

Under the terms of the acquisition of Triam Automotive Corporation (Sterling Heights) in October 1998, the Company agreed to pay an additional amount not to exceed $2.6 million in respect of the five-year period commencing February 1, 1998 if Sterling Heights achieved certain predetermined levels of earnings. The Company has recognized the full $2.6 million in additional purchase consideration to December 31, 2002 as earnings have exceeded the predetermined levels in each of the five years. During the comparative quarter ended March 31, 2002, $0.5 million was paid out and recorded as additional goodwill under these provisions.

3.    Capital Stock

(a) Class A Subordinate Voting Shares and Class B Shares

The Company's share structure has remained consistent with that in place as at December 31, 2002. For details concerning the nature of the Company's securities, please refer to Note 12 "Capital Stock" of the notes to the Company's audited consolidated financial statements for the five-month period ended December 31, 2002 contained in the Company's 2002 Report to Shareholders.

Outstanding Class A Subordinate Voting Shares and Class B Shares included in shareholders' equity of the Company consists of:

	Class A Subordinate Voting Shares		Class B Shares
(U.S. dollars in thousands, except shares)	Number of Shares	Stated Value	Number of Shares	Stated Value

Balance, December 31, 2002	18,110,429	$197,701	14,223,900	$1,894
Exercise of incentive stock options	-	-	-	-
Balance, March 31, 2003	18,110,429	$197,701	14,223,900	$1,894

(b) Incentive Stock Options

Information concerning the Company's Incentive Stock Option Plan is included in Note 12 "Capital Stock" of the notes to the Company's audited consolidated financial statements for the five-month period ended December 31, 2002 contained in the Company's 2002 Report to Shareholders.

The following is a continuity schedule of the options outstanding:

	Number of Options	Range of exercise price	Weighted average exercise price

Balance, December 31, 2002	1,249,850	$10.50 - $31.74	$23.96
Granted	-	-	-
Exercised	-	-	-
Expired	-	-	-
Balance, March 31, 2003	1,249,850	$10.50 - $31.74	$23.96
Exercisable at March 31, 2003	837,550	$10.50 - $31.74	$22.54

The Company measures compensation cost related to awards of stock options using the intrinsic value-based method of accounting as permitted by the appropriate standard under Canadian generally accepted accounting principles. When stock options are issued to non-employees or to directors for services provided outside of their role as directors, compensation expenses recorded.

As required under this standard, for stock award plans not accounted for at fair value, the Company is required to make proforma disclosures of net income attributable to Class A Subordinate Voting Shares and Class B Shares and basic and diluted earnings per Class A Subordinate Voting Share or Class B Share as if the fair value method of accounting prescribed therein had been applied.

The Company estimates the fair value of stock options at the date of grant using the Black Scholes option pricing model. As prescribed in the applicable standard, the recommendations could be applied on initial adoption to awards granted on or after the date of adoption and accordingly, the Company has estimated the fair value of all options granted after August 1, 2002 using the following weighted average assumptions:

Risk free interest rate	4.5%
Expected dividend yield	2.0%
Expected volatility	24%
Expected life of options (years)	5

The Black Scholes option valuation model used by the Company to determine fair values, as well as other currently accepted option valuation models, were developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Since the Company's outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

However, for purposes of providing proforma disclosures, the Company's net income attributable to Class A Subordinate Voting Shares and Class B Shares and basic and diluted earnings per Class A Subordinate

Voting Share or Class B Share for the three-month period ending March 31, 2003 (after valuing all stock options issued on or after the date of adoption) would have been as follows:

(U.S. dollars in thousands, except per share figures)

Proforma net income attributable to Class A Subordinate Voting Shares and Class B Shares	$16,301
Proforma earnings per Class A Subordinate Voting Share or Class B Share
Basic	$0.50
Diluted	$0.50

(c) Maximum Number of Shares

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at March 31, 2003 were exercised:

Number of Shares

Class A Subordinate Voting Shares outstanding at March 31, 2003	18,110,429
Class B Shares outstanding at March 31, 2003	14,223,900
Options to purchase Class A Subordinate Voting Shares	1,249,850
33,584,179

The maximum number of shares reserved to be issued for stock options is 3,000,000 Class A Subordinate Voting Shares, of which 10,000 are reserved and unoptioned as at March 31, 2003. Effective March 24, 2003, the Company's Board of Directors approved an increase in the maximum number of shares reserved to be issued for stock options from 3,000,000 to 4,000,000 Class A Subordinate Voting Shares, subject to the receipt of any required regulatory and other approvals, including approval by the shareholders of the Company at the annual and special meeting of shareholders on May 6, 2003.

(d) Non-Employee Director Share-Based Compensation Plan

Under this plan, non-employee directors can elect to receive a portion of their annual retainers and other Board-related compensation in the form of deferred share units (DSUs) which are credited to the director's account, and the Company records a liability. The number of DSUs issued is based upon the market value of the Company's shares at each allocation date. Each DSU has a cash value equal to the market price of one of the Company's Class A Subordinate Voting Shares. Within a specified time after retirement, non-employee directors receive a cash payment equal to the market value of their DSUs.

Due to the fact these DSUs will require settlement at some point in the future for cash, the Company records each allocation of units issued as compensation expense and records the associated liability in the period they are issued. The value of all DSUs outstanding and the associated liability are adjusted at each reporting date to reflect their fair value based on the current market price of the Company's shares.

During the three-month periods ended March 31, 2003 and March 31, 2002, no amounts were recorded as compensation expense (including a gain of $0.1 million on revaluation of the DSUs to their fair values) and no amounts were paid out under this plan. At March 31, 2003, there were 22,862 DSUs (December 31, 2002 - 19,551) having a total value of $0.4 million (December 31, 2002 - $0.3 million) that were issued and outstanding.

4.    Segmented Information

The Company currently operates in one industry segment, the automotive powertrain business, designing and manufacturing parts and assemblies primarily for the automotive OEMs or their Tier I and Tier II powertrain component manufacturers.

The Company operates internationally and its manufacturing facilities are arranged geographically to match the requirements of the Company's customers in each market. Each manufacturing facility has the capability to offer many different powertrain parts and assemblies as the technological processes employed can be used to make many different parts and assemblies. Additionally, specific marketing and distribution strategies are required in each geographic region.

The Company currently operates in four geographic segments, of which only two are reportable segments. The accounting policies for the segments are the same as those described in Note 1 to the December 31, 2002 consolidated financial statements and intersegment sales are accounted for at prices which approximate fair value.

Executive management assesses the performance of each segment based on income before income taxes, as the management of income tax expense is centralized.

The following tables show certain information with respect to operating segment disclosure:

Three months ended:
March 31, 2003	North American Automotive	European Automotive	Other Automotive	Total
	(U.S. dollars in thousands)
Total Sales	$207,973	$57,803	$6,829	$272,605
Intersegment sales	4,721	488	23	5,232
Sales to external customers	$203,252	$57,315	$6,806	$267,373
Depreciation and amortization	$8,517	$1,862	$889	$11,268
Interest, net	$(487)	$319	$248	$80
Income before income taxes	$21,413	$3,716	$(655)	$24,474
Capital assets, net (Note 5 )	$185,904	$53,324	$28,051	$267,279
Capital asset additions	$8,990	$5,092	$4,073	$18,155
Goodwill, at carrying value	$13,058	$645	$-	$13,703
March 31, 2002

Total Sales	$169,084	$37,362	$7,365	$213,811
Intersegment sales	2,242	361	-	2,603
Sales to external customers	$166,842	$37,001	$7,365	$211,208
Depreciation and amortization	$6,977	$1,691	$677	$9,345
Interest, net	$366	$53	$253	$672
Income before income taxes	$16,766	$3,528	$521	$20,815
Capital assets, net	$187,519	$47,377	$22,046	$256,942
Capital asset additions	$15,400	$4,816	$295	$20,511
Goodwill, at carrying value	$12,482	$854	$-	$13,336

5. Related Party Transactions

The Company completed transactions with Magna International Inc. (Magna), the Company's controlling shareholder, and other companies under Magna's control as follows:

Three months ended March 31	2003	2002
(U.S. dollars in thousands)

Sales [i]	$1,926	$3,593
Purchases of materials [i]	$837	$799
Rental of manufacturing facilities [i]	$565	$212
Affiliation fee [ii]	$2,621	$2,112
Social fee [iii]	$365	$312
Other specific charges [iv]	$534	$173
Interest	$-	$3

The outstanding balances related to these transactions included in the consolidated financial statements at the end of the period are as follows:

	March 31, 2003	December 31, 2002
[U.S. dollars in thousands]
Accounts receivable [i]	$1,436	$ 988
Accounts payable and other accrued liabilities [i]	$2,559	$3,110

[i] Sales to, purchases from, and rental payments to, Magna and other companies under Magna's control, and the resulting accounts receivable and payable balances, are typically effected on normal commercial terms.

[ii] The Company is party to an amended and restated affiliation agreement with Magna that provides for the payment by the Company of an affiliation fee in exchange for, among other things, a non-exclusive world-wide license to use certain Magna trademarks, access to Magna management resources, and the collaboration and sharing of best practices in areas such as new management techniques, employee benefits and programs, marketing and technological initiatives. This agreement became effective for seven years and five months commencing August 1, 2002 and expires on December 31, 2009 (subject to annual renewals thereafter). Under the terms of this agreement, affiliation fees payable to Magna are calculated as one percent of the Company's consolidated net sales, subject to certain exceptions for sales from acquired businesses (which are exempt from the calculation of the affiliation fee in the year of acquisition, 50% inclusion in the year after acquisition, and full inclusion in all subsequent years).

[iii] Under the terms of a social fee agreement, the Company pays Magna a social fee of one and one half percent of pretax profits as a contribution to social and charitable programs coordinated by Magna on behalf of Magna and its affiliated companies, including the Company. This agreement became effective for a period of seven years and five months commencing August 1, 2002 and expiring on December 31, 2009 (subject to annual renewals thereafter).

[iv] Other specific charges, which are recorded primarily as part of selling, general and administrative expenses, are negotiated annually and are based on the level of certain benefits or services provided to the Company by Magna Services Inc., a wholly-owned subsidiary of Magna. These services include, but are not limited to: specialized legal, environmental, internal audit, treasury, information technology and employee relations services, and an allocated share of the facility and overhead costs dedicated to providing these services.

[v] Other transactions

 a)       On January 31, 2003, the Company completed a sale and leaseback transaction with MI Developments Inc. (MID), a wholly-owned subsidiary of Magna, for all the land and buildings on the Tesma corporate campus which includes the corporate office building and the lead manufacturing facilities in each of the Company's Engine and Transmission Technologies groups. This transaction was approved by the Company's Board of Directors, upon recommendation by a special committee of independent directors established to review the transaction.

 Under the terms of the purchase and sale agreement, the land and buildings comprising the corporate campus (with a carrying value of $23.5 million) was sold to MID for cash proceeds approximating fair value which totaled $25.0 million. The gain of $1.5 million resulting on the sale will be deferred and amortized on a straight-line basis over the term of the leases.

 As part of the transaction, the Company entered into agreements to lease the properties back from MID for a term of twelve years (with an initial option to renew for three years followed by two subsequent five-year renewal options) and will make lease payments of approximately $2.4 million per year. In addition, under the terms of the transaction, all construction management fees (including carrying charges) billed in fiscal 2002 by MID to the Company on account of this project were refunded.

 b)       Effective January 1, 2003, the Company's Austrian subsidiary transferred certain assets and activities into an entity controlled by Magna established for the training of apprentices in the design development and manufacturing of tools, prototypes and automotive components. Effective the same date, the Company acquired a minority equity ownership interest in this entity and will participate in its ongoing activities to the extent of this equity ownership interest.

 c)       During the comparative quarter a year ago, the Company purchased $0.1 million of products and services from, and sold $0.1 million of products and services to, a company controlled by the Vice Chairman and CEO of the Company on normal commercial terms. No transactions occurred during the current quarter ended March 31, 2003. At March 31, 2003, $0.6 million (December 31, 2002- $0.5 million) was recorded as a net receivable from this company.

6. Foreign Exchange

The Company continues to account for foreign exchange as detailed in the "Significant Accounting Policies" in the Company's audited consolidated financial statements for the five-month period ended December 31, 2002 contained in the Company's 2002 Report to Shareholders, except as described in Note 1 to these unaudited consolidated interim financial statements.

Included as part of selling, general and administrative expenses are gains (losses) resulting from foreign exchange as follows:

Three months ended March 31	2003	2002
(U.S. dollars in thousands)

Foreign exchange losses	$ (41)	$ (45)

7. Comparative Figures

Certain other comparative figures have been reclassified to conform to the current year's method of presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL POSITION
FOR THE FIRST QUARTER ENDED MARCH 31, 2003

Tesma International Inc. designs, engineers, tests and manufactures technologically-advanced powertrain (engine, transmission and fuel) components, modules and systems for the global automotive industry. We employ approximately 4,800 skilled and motivated people in 23 manufacturing facilities in North and South America, Europe and Asia, and three focused R&D centers located within each of our Engine, Transmission and Fuel Technologies groups.

The following management's discussion and analysis of our consolidated operating results and financial position (MD&A) is for the first quarter ended March 31, 2003 and 2002 and should be read in conjunction with the accompanying unaudited interim consolidated financial statements and notes thereto and with the audited consolidated financial statements and notes for the five-month period ended December 31, 2002 and management's discussion and analysis in our December 31, 2002 Report to Shareholders.

CHANGE IN REPORTING CURRENCY

Effective January 1, 2003, we implemented the previously announced change in our financial reporting currency from the Canadian dollar to the United States dollar (U.S. dollar). This change will enable our financial performance to be compared more readily to that of our peer group in the global automotive industry. This change in reporting currency has been implemented in accordance with Canadian generally accepted accounting principles (CDN GAAP) as described in Note 1 of the interim consolidated financial statements. All amounts presented in this MD&A are in millions of U.S. dollars unless otherwise noted.

OVERVIEW

Our strategic objective is to be recognized as the world's pre-eminent powertrain systems supplier. Our ability to develop and manufacture individual components and to assemble them as highly engineered modules and systems places us at the forefront of industry trends towards modularization and outsourcing. Our reputation for product quality and reliability, our strong customer relationships and our world-class development and manufacturing capabilities help position us to achieve this objective.

Our strong performance continued in the first quarter. We maintained our record of consecutive quarters with year-over-year sales growth since going public, despite only modest OEM production increases in both of our major markets, and successfully executed on some significant program launches that continue to drive our growth as content per vehicle increases. We remain focused on identifying continuous improvement opportunities to enhance our overall manufacturing productivity and provide value-added and cost competitive solutions to our customers. Over the past six months, we have undertaken several initiatives that will help us determine whether the long-term prospects for Eralmetall will meet our strategic and economic objectives. We continue to work with our customers, our employees and local governments in an effort to find viable solutions for the Eralmetall operations which benefit all stakeholders. As previously announced, we expect to complete this review by the end of the second quarter and are currently on track to do so.

Our strong balance sheet and considerable cash resources keep us well-positioned to capitalize on new business opportunities as they may arise. We continue to examine various opportunities and potential acquisition targets, but remain committed to ensuring they meet our strategic goals and provide long-term returns, which will create shareholder value.

To date, we have executed on our strategy and solidified future content growth with recent program awards of modules and systems, including the front cover, water pump and oil pan for the General Motors 3.9L engine used in their high volume midsize car platforms. Our emphasis on the design, testing and manufacturing of value-added, highly engineered and proprietary products, enables us to continue to meet the growing trend towards the outsourcing of complete powertrain modules and systems. We expect that this emphasis, combined with our focused and conscious efforts to service our customers in all global markets, will translate into long-term profitability and enhanced shareholder value.

DISCUSSION OF THE RESULTS

Foreign Currency Exchange Rates

As substantially all of our operations have functional currencies other than the U.S. dollar, our reported results in U.S. dollars (after the change in reporting currency as discussed above) can be affected by movements in the exchange rates for the Canadian dollar, euro, Swiss franc and Korean won, all relative to the U.S. dollar. The magnitude of the impact of foreign exchange on our results in the periods presented will depend and vary directly on the size of the fluctuations, relative to the U.S. dollar, of the underlying currencies in our Canadian, European and Korean-based operations.

The average exchange rates for our most significant functional currencies relative to the U.S. dollar during the current and comparative periods are as follows:

Average Rates during the period	Q1 2003	Q1 2002	%r
Canadian dollar	0.6619	0.6273	+ 5.5%
Euro	1.0727	0.8771	+ 22.3%
Korean won	0.000833	0.000761	+ 9.5%

Vehicle Production Volumes

North American vehicle production volumes, as historically reported by us, included medium and heavy trucks. Effective January 1, 2003, we have changed our reporting basis to include light vehicles only. This change conforms our reporting to most of our industry peers. All comparative period North American vehicle production and content per vehicle amounts have been restated to conform to this new presentation. On this new basis, North American vehicle production volumes for the quarter totaled approximately 4.2 million units, a 2% increase over the 4.1 million units in the same period a year ago. The increase was driven by strong demand in the light truck and SUV segments. This was especially true for GM, our largest customer, whose production volumes were up 6% compared to a year ago.

The European market was essentially flat, as vehicle production of 4.3 million units for the quarter remained consistent with the prior year. However two of our largest customers, DaimlerChrysler and Fiat, experienced declines of 2% and 23%, respectively, during this period.

Sales

Our consolidated sales in the quarter increased by 27% to $267.4 million from $211.2 million in the same period last year. Of this increase, $21.0 million, or approximately 10% of the overall growth, was primarily the result of higher translated sales on the strength of the Canadian dollar and euro relative to the U.S. dollar.

Our North American operations, consisting of 15 manufacturing facilities (13 in Canada and 2 in the U.S.) employing 3,500 employees, reported sales of $208.0 million for the quarter, up 23% from $169.1 million in the same period a year ago. The stronger Canadian dollar accounted for approximately $9.5 million or 6% of this growth. The remaining increase of $29.4 million or 17% was fueled by our increased content per vehicle (restated for the change in reporting basis for North American production volumes as discussed above), which grew by 17% to $41 for the quarter from approximately $35 for the same period a year ago, combined with the 2% increase in North American production volumes. The significant improvement in our North American content per vehicle reflects higher volumes for our front covers with an integrated oil pump, oil pan, thermostat housing and crossover tube and other components for GM's L850 engine program as GM added this engine as standard equipment on its J-Car vehicle platforms (which includes the Chevrolet Cavalier, Pontiac Sunfire and Saturn Ion models) for the 2003 model year. Additionally, content grew as newer programs continue to ramp up in volumes, including a complex oil pump assembly for Ford's 5R110 transmission (initially being used in the diesel engine application of Ford's heavier duty F-Series trucks), and a water pump assembly for Honda's redesigned Accord. The sales increase was further spurred by increased volumes on the GM Gen III and Line 6 engine programs (used in the production of light trucks, including full-size pickups and mid- to full-size SUVs), Ford's Modular V8 engine program, significant volume increases for certain tensioner and alternator decoupler programs for Ford, GM, Honda and Volkswagen (VW) and higher volumes on the GM one/two accumulator cover and stator shaft programs produced for GM's 4L60E transmission, offset by price givebacks to various OEM customers. North American sales represent 76% of our consolidated sales in the quarter, down from 79% for the same period a year ago.

Our 5 European operations, located in Germany and Austria, employ 1,100 employees. During the quarter, sales from our European operations increased by 55% to $57.8 million from $37.4 million a year ago with a stronger euro accounting for $10.6 million or over half of this sales growth. The remaining $9.8 million increase in sales was fueled by growth in our European content per vehicle (presented in euros to exclude the impact of foreign exchange fluctuations) by 19% to 16.54 compared to 13.85 for the same period last year. The growth in sales and content per vehicle reflects the fuel tank assembly programs launched in our five-month stub period (ending December 31, 2002) for Volvo and VW and new fuel filler pipe programs for Ford, Volvo, DaimlerChrysler and VW. The sales increase also reflects higher volumes on the rear-axle crossover component supplied to DaimlerChrysler and adaptor extensions supplied to GM (Opel) (initially launched in the first quarter of 2002) and a stronger demand for service parts. European sales represented 21% of our consolidated sales in the quarter versus 18% a year ago.

Our 2 Asian manufacturing facilities in South Korea and a small assembly facility in Brazil employ 200 people. Sales for the quarter were down by 8% to $6.8 million from $7.4 million a year ago and represented 3% of our consolidated sales for the period (consistent with the same period last year). The sales decrease is due primarily to lower shipments of the FN oil pump to Ford USA, partially offset by the recently-launched front cover and water pump program for Renault-Nissan-Samsung's new SM3 engine program, higher exports to Europe (including a new oil pump for the PSA Group), a strengthening of the Korean won versus the U.S. dollar and the commencement of limited production runs in Brazil.

Tooling and other sales for the quarter increased by $2.0 million to $9.5 million compared to $7.5 million in the same period a year ago. This increase was realized primarily in North America on sales for upcoming programs in each of our Technologies Groups including the front cover for GM's High Feature V6 engine, the JR fuel tank assembly for DaimlerChrysler and various transmission components.

Our systems-focused sales and marketing programs continue to broaden and expand our customer base, as we build on our reputation for providing highly-engineered and cost competitive solutions. This focus is translating into higher growth in the major automotive markets. In North America, our higher content, increased production volumes on certain key programs, the 2% increase in industry production volumes and the stronger Canadian dollar led to growth in our sales to North American customers of 21% to $177.9 million (67% of consolidated sales) for the quarter from $147.5 million (70% of consolidated sales) a year ago.

Sales to our European-based customers grew in the quarter by 42% to $78.9 million (29% of consolidated sales) compared to $55.5 million (26% of consolidated sales) in the same period a year ago. The growth was driven by increased content due to recent program launches, higher demand for service parts, increased exports to Europe from our North American and Korean operations and a significant strengthening of the euro (up 22.3%) relative to the U.S. dollar.

For the quarter, sales to Australasian customers grew by 45% to $6.8 million (3% of consolidated sales) compared to $4.7 million (2% of consolidated sales) a year ago on stronger domestic Korean demand and a stronger Korean won (up 9.5% in the period versus a year ago). Our limited production runs in, and exports to, the South American market resulted in an increase in sales to customers in this market by 6% to $3.6 million.

Sales to our four largest worldwide customers, GM, Ford, DaimlerChrysler and VW, were 75% of consolidated sales in the quarter, down from 77% in the prior year. Our sales to the global operations of GM, our largest customer group, increased to 43% of our consolidated sales in the quarter from 42% in the same period a year ago, primarily due to stronger North American production volumes (6% higher than the quarter ended March 31, 2002) especially on light truck platforms and new content on GM's high-volume compact cars. While no single product sold to any customer accounted for more than 10% of our consolidated sales in the current quarter or in 2002, modules and systems supplied for the GM Gen III and L850 engine programs account for approximately 14% and 8%, respectively, of our consolidated sales.

Gross Margin

Our gross margin as a percentage of sales in the quarter decreased to 20.5% from 22.6% in the comparable period a year ago.

This decrease in gross margin is largely due to continued pricing concessions demanded by our customers, a shift in mix towards modules and systems with much higher material content modules and systems (including the transmission oil pump for the Ford 5R110 program, various water management assemblies and fuel tank assembly programs in Europe), increased operating, development and engineering costs at certain North American divisions and at our European fuel facilities in the midst of, or preparing for, program launches, higher utility costs driven by higher usage and rates, and continuing operating issues and losses at Eralmetall. We were not able to fully offset these negative impacts with improvements in capacity utilization and production efficiencies at certain facilities as we have in the past.

Selling, General and Administrative Expenses

Selling, general and administrative costs for the quarter, as a percentage of sales, declined to 6.0% from 6.9% for the same period a year ago. Absolute costs increased from $14.5 million to $16.0 million in large part due to the stronger Canadian dollar and euro relative to the U.S. dollar, which added approximately $1.2 million on translation. Additional increases consist of the costs for new personnel added to further develop our Group structure and support new or upcoming program launches, and higher sales, marketing and travel costs reflecting our growing global presence.

In addition, selling, general and administrative expenses increased due to higher specific charges paid to Magna Services Inc. (ServiceCo), a wholly-owned subsidiary of Magna. Commencing January 1, 2003, these costs have been reclassified primarily as part of selling, general and administrative costs (prior year comparative figures have been restated on the same basis). These specific charges are negotiated annually and are based on the level of benefits or services provided to us by ServiceCo and include, but are not limited to: specialized legal, environmental, internal audit, treasury, information technology and employee relations services, and an allocated share of the facility and overhead costs dedicated to providing these services. In the quarter, we paid $0.5 million to ServiceCo for specific charges, compared to $0.2 million paid in the same period a year ago. The increase from the prior year was due largely to $0.2 million in final billings for calendar year 2002 that were charged by ServiceCo during this quarter.

Depreciation and Amortization

Depreciation and amortization expense for the quarter was $11.3 million compared to $9.3 million in the comparable period in the prior year. The amount recorded in the quarter excluded approximately $0.7 million of depreciation that would have been recorded on the group of assets written down at Eralmetall in December 2002 as a result of an impairment review completed in our five-month stub period ended December 31, 2002. The increase in depreciation charges was the result of our continuing investment in capital assets (over $65 million in the past twelve months) - primarily for facility upgrades and equipment for new programs, many of which were put into service for launches occurring during our five-month stub period ended December 31, 2002, and foreign currency translation which increased depreciation by approximately 9%.

Interest Expense, net

Net interest expense decreased for the quarter to $0.1 million from $0.7 million in the same period last year. This decrease in net interest expense resulted primarily from our higher levels of cash available for investment in short-term interest-bearing investments since the completion of our public offering of Class A Subordinate Voting Shares in July 2002 and the proceeds received on the sale and leaseback of certain real estate with MI Developments Inc. (MID) (see Note 5 of our consolidated interim financial statements).

Affiliation and Social Fees

Affiliation and social fees paid to Magna increased to $3.0 million in the quarter from $2.4 million in the same period last year and were comprised by the following:

  Under our amended and restated affiliation agreement with Magna, we pay an affiliation fee calculated as
  1% of our consolidated net sales, subject to certain exceptions for sales from acquired businesses (which are exempt from the calculation of the affiliation fee in the year of acquisition, 50% inclusion in the year after acquisition, and full inclusion in all subsequent years). The affiliation fee is paid to Magna in exchange for, among other things, a non-exclusive worldwide licence to use certain Magna trademarks, access to Magna management resources, and the collaboration and sharing of best practices in areas such as new management techniques, employee benefits and programs, marketing and technological initiatives. This agreement became effective for a period of seven years and five months commencing August 1, 2002 and expires on December 31, 2009 (subject to annual renewals thereafter). In the quarter, we paid $2.6 million under the affiliation agreement, an increase of 24% compared to $2.1 million in the same period last year, entirely as a result of our increased sales levels.
  Under our social fee agreement with Magna, we pay Magna a social fee of 1.5% of pretax profits as a contribution towards social and charitable programs coordinated by Magna on behalf of Magna and its affiliated companies, including us. This agreement became effective for a period of seven years and five months commencing August 1, 2002 and expires on December 31, 2009 (subject to annual renewals thereafter). In the quarter, we paid $0.4 million in social fees, slightly higher than $0.3 million paid in the same period a year ago.

Income Before Income Taxes

Income before income taxes increased by 18% to $24.5 million for the quarter from $20.8 million in the same period a year ago. This increase reflects the $7.1 million improvement in our gross margins and lower net interest expense, partially offset by higher selling, general and administrative costs, increased depreciation charges and higher affiliation and social fees.

Fueled by higher sales levels and the strengthening Canadian dollar, income before income taxes at our North American operations for the quarter increased by 27% to $21.4 million from $16.8 million in the same period last year. Results of our European operations improved slightly as income before income taxes increased to $3.7 million for the quarter compared to $3.5 million for the same period a year ago. However, excluding the impact of foreign exchange on the translation of our European operations, income before income taxes would have been $3.0 million or $0.5 million lower than the first quarter of last year due primarily to higher launch-related costs at our Austrian subsidiary and increased losses at Eralmetall. Our Asian and South American operations (which include our engineering and marketing offices in Brazil, Japan and South Korea) generated a loss before income taxes of approximately $0.7 million in the quarter on lower sales levels and significant new product development costs, compared to income before income taxes of $0.5 million for the same period in the prior year.

Net Income and Earnings per Share

Our effective income tax rate for the quarter was 33.3%, consistent with the 33.1% in the same period a year ago. In the current quarter, taxable income in certain subsidiaries with available loss carryforward amounts not previously benefited was more than offset by higher relative levels of income earned in jurisdictions with tax rates higher than in Canada.

Our net income attributable to Class A Subordinate Voting Shares and Class B Shares for the quarter increased by 17% to $16.3 million, compared to $13.9 million in the same period a year ago. The strengthening of foreign currencies, primarily the Canadian dollar and the euro, contributed approximately half of this overall growth.

Basic and diluted earnings per Class A Subordinate Voting Share or Class B Share for quarter both increased by 6% to $0.50 from $0.47 in the same period last year. These figures reflect 10% and 9% increases in the average number of basic and diluted shares outstanding for the quarter to 32.3 million and 32.4 million, respectively, (from 29.4 million and 29.8 million, respectively, a year ago) due primarily to the 2.85 million Class A Subordinate Voting Shares issued in our July 2002 public offering.

FINANCIAL CONDITION, LIQUIDITY AND FINANCIAL RESOURCES

Our cash balances at March 31, 2003, net of bank indebtedness, were $114.4 million compared to $89.0 million at December 31, 2002. The increase in net cash balances by $25.4 million in the quarter is due to cash provided from operating activities, capital asset disposals (net of ongoing additions), offset by the payment of dividends and scheduled repayments of long-term debt.

Operating Activities

Cash provided from operations, before the effect of changes in non-cash working capital, increased by 30% from $22.6 million in the quarter last year to $29.4 million this year due to our increased net income and higher non-cash charges, consisting mainly of depreciation and amortization charges. Incremental investments in non-cash working capital in the quarter were $12.6 million, compared to $0.9 million provided from non-cash working capital in the same period in the prior year. This increased investment compared to last year resulted primarily from increases in accounts receivable and inventory levels associated with our higher sales activities and final tax payments on account of our fiscal 2002 stub period which were paid during the quarter (compared to regular installments in the prior year), offset partially by increased levels of accounts payable and accruals.

Investing Activities

Cash provided from investing activities in the quarter was $7.8 million, compared with net spending of $21.5 million for the same period a year ago. During the quarter, proceeds of $25.0 million received on the sale and subsequent leaseback of our campus property to a subsidiary of Magna (see separate discussion) were partially offset by the continued investments in capital assets of $18.2 million, down from $20.5 million in the same period last year. Our capital asset additions in the quarter relate primarily to facility upgrades and machinery and equipment to support program launches and increased sales activities.

Capital assets purchased for our North American operations accounted for 50% of the total capital spending in the quarter, compared to 75% in the same period a year ago. Our European operations accounted for 28% compared to 23% a year ago, and our Asian and other operations increased their spending in the quarter (accounting for 22% compared to 2% in the same period a year ago) as we are expanding one of our Korean facilities to make space for the new equipment required for upcoming program launches.

Our target will be to maintain annual capital spending (net of disposals) under a threshold of 50% of earnings before interest, taxes, depreciation and amortization (EBITDA). In certain circumstances, we may exceed this limit as the trend to outsourcing and modularization in the powertrain area may create significant opportunities for the award of new business which may require significant capital investments on an expedited basis.

Financing Activities

In the quarter, funds provided through operating lines of credit were $3.8 million compared to $3.0 million provided in the same period a year ago. This increase resulted primarily from higher levels of outstanding cheques drawn on our North American bank accounts.

Our Corporate Constitution requires the payment of dividends of at least 20% of after-tax-profits on a rolling three-year basis. The majority of our shares are currently held by Canadian resident investors and trading of our Class A Subordinate Voting Shares occurs predominantly on The Toronto Stock Exchange. In addition, as we expect to pay the majority of future dividends in Canadian dollars and we do not generate significant U.S. dollar cash flows, our board has elected to continue to declare and pay our quarterly dividends in Canadian dollars.

During the quarter, dividends totaling $5.7 million were paid out consisting of $3.3 million (Cdn $0.16 per share) paid in January on account of dividends declared for the three-month period ended October 31, 2002 and $2.4 million (Cdn $0.11 per share) paid in March on account of dividends declared for the two-month period ended December 31, 2002 (when we implemented the change in our fiscal year end to December). In the quarter a year ago, $2.9 million (Cdn $0.16 per share) was paid out on account of dividends declared for the three-month period ended October 31, 2001. The dividends paid in the current quarter also reflect an increase in the number of shares outstanding as a result of our July 2002 public share offering of 2.85 million Class A Subordinate Voting Shares.

Scheduled debt repayments of $0.3 million were made during the quarter compared to $0.7 million in the same period last year.

Financing Resources

At March 31, 2003 we had cash and cash equivalents on hand (net of bank indebtedness) of $114.4 million. In addition, we had unused and available credit facilities (excluding facilities available for foreign exchange purposes) approximating $70 million. Only 5% of our long-term debt of $52.0 million becomes due and payable in the next 12 months, while approximately 87% does not mature until 2006 or later. Our total debt to total capitalization ratio at March 31, 2003 was 0.10:1.0, unchanged from December 31, 2002.

Shareholders' Equity

During the quarter, shareholders' equity increased by 9% or $34.9 million to $445.1 million due mainly to an increase in undistributed earnings and a significant increase in the value of the currency translation adjustment account. As a result, the book value per Class A Subordinate Voting Share or Class B Share on a diluted basis increased by over 8% to $13.73 per share (Cdn $20.16) as at March 31, 2003, from $12.66 per share (Cdn $19.85) at December 31, 2002.

The currency translation adjustment account represents the unrealized increase in the value of our net investment in subsidiaries and divisions operating in functional currencies different from our reporting currency, the U.S. dollar. This includes all of our Canadian, European, Korean and South American operating and/or reporting entities which collectively account for the majority of our total equity. The significant increase in the currency translation adjustment account at March 31, 2003 is primarily the result of a strengthening of the Canadian dollar and euro relative to the U.S. dollar since December 31, 2002.

FOREIGN CURRENCY ACTIVITIES

In our operations, where possible, we negotiate sales contracts and purchase materials, equipment and labour generally in the functional currency of the region in which the operation is located. This allows foreign currency cash flows for the purchase of materials and capital equipment denominated in foreign currencies to be naturally hedged when contracts to deliver certain products are also denominated in those same foreign currencies.

In an effort to manage any remaining exposure, we employ hedging programs primarily through the use of foreign exchange forward contracts that extend through the expected duration of the underlying production programs. The amount and timing of forward contracts are dependent upon a number of factors, including anticipated production delivery schedules, anticipated customer payment dates and anticipated product costs which may be paid in foreign currencies. We are exposed to credit risk from the potential default by counterparties on our foreign exchange forward contracts, but mitigate this risk by dealing with multiple counterparties who are considered to be high quality credits. Despite these measures, significant long-term movements in relative currency values could affect our operating results. Additionally, as discussed earlier, now that we are reporting in U.S. dollars, our future results could be positively or adversely affected by future movements of the U.S. dollar against the Canadian dollar, the euro, the Korean won or the Swiss franc which, in aggregate, comprise the majority of the currencies in which we transact business.

CONTINGENCIES

From time to time, we may be contingently liable for litigation and other claims. Refer to note 21 of our audited consolidated financial statements and notes contained in our December 31, 2002 Report to Shareholders.

OTHER MATTERS

Sale-Leaseback Transaction with Magna

On January 31, 2003, we completed a sale-leaseback transaction with MI Developments Inc. (MID), a wholly-owned subsidiary of Magna, for all land and buildings comprising our corporate campus which includes the corporate head office and the lead manufacturing facilities in each of our Engine and Transmission Technologies groups. This transaction was approved by our Board of Directors, upon recommendation by a special committee of independent directors established to review the transaction.

Under the terms of the purchase and sale agreement, the land and buildings comprising the corporate campus (with a carrying value of $23.5 million) was sold to MID for cash proceeds approximating fair value which totaled $25.0 million. The gain of $1.5 million resulting on the sale is being deferred and amortized on a straight-line basis over the term of the leases.

As part of the transaction, we entered into agreements to lease the properties back from MID for a term of twelve years (with an initial option to renew for three years followed by two subsequent five-year renewal options) and will make lease payments of approximately $2.4 million per year. In addition, under the terms of the transaction, all construction management fees (including carrying charges) billed in fiscal 2002 by MID to us on account of this project were refunded.

OUTLOOK

During the quarter, North American OEM vehicle production was up 2% over the number of units produced in the same period a year ago. Among the "Big Three", GM was the only OEM showing positive growth, largely due to the continued popularity and demand for their light trucks. DaimlerChrysler and Ford, however, saw their production and market share slip in the quarter to the benefit of GM and the "New Domestics". Recent industry information indicates an increase in inventory levels at the end of the quarter, especially in the light truck segment for the "Big Three". As such, we are cautious about the short-term production outlook for North America. Based on industry forecasts, we anticipate that production volumes will approximate 4.1million units in the second quarter (which is well below the record volumes experienced in the same period last year) and 15.8 million units for the full 2003 fiscal year. Similarly, in Europe, we are anticipating that production will weaken somewhat in the short-term, and expect 4.2 million units in the second quarter and 16.1 million for the full 2003 fiscal year. In spite of these forecasts, our content per vehicle growth is increased and we expect to experience overall sales growth in excess of 10% (including the impact of foreign exchange at the current rates in effect) for the fiscal year ending December 31, 2003.

RISKS AND UNCERTAINTIES (FORWARD-LOOKING STATEMENTS)

This MD&A contains statements which, to the extent that they are not recitations of historical fact, may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or performance, or our underlying assumptions. The words "estimate", "anticipate", "believe", "expect", "intend" and other similar expressions are intended to identify forward-looking statements. Persons reading this MD&A are cautioned that such statements are only predictions, and that our actual future results or performance may be materially different.

Forward-looking information involves certain risks, assumptions, uncertainties and other factors which may cause actual future results or anticipated events to differ materially from those expressed or implied in any forward-looking statements. In our case, these factors principally relate to the risks associated with the automotive industry and include, but are not limited to: our operating and/or financial performance, including the effect of new accounting standards (such as the ongoing requirement for impairment testing of long-lived assets) on our financial results; our ability to identify, negotiate, complete and integrate acquisitions; the ability to finance our business requirements, including raising required funding as necessary; global economic conditions and changes in the various economies in which we operate; our relationship with Magna International Inc.; fluctuations in interest rates; changes in consumer and business confidence levels; consumers' personal debt levels; vehicle prices; the extent and nature of purchasing or leasing incentive campaigns offered by automotive manufacturers; environmental emission and safety regulations; fuel prices and availability; the continuation and extent of outsourcing by automotive manufacturers; the extent and continued use of steel as a primary material for automotive parts versus alternative materials (such as aluminum and plastics); our ability to continue to meet customer specifications relating to product performance, cost, quality and service; industry cyclicality or seasonality; trade and/or labour issues or disruptions; customer pricing pressures, pricing concessions and cost absorptions; warranty, recall and product liability costs and risks; actual levels of program production volumes by our customers compared to original expectations, including program cancellations or delays and changes in product mix; new program launch risks; our dependence on certain engine and transmission programs and the market success and consumer acceptance of the vehicles into which such powertrain products are installed; our relationship with and dependence on certain customers; currency exposure; technological developments by our competitors; governmental, environmental and regulatory policies and our ability to anticipate or respond to changes therein; disruptions of terrorism or war; and other changes in the competitive environment in which we operate.

For a more detailed discussion of some of these factors, reference is made to the disclosures regarding risks and uncertainties set forth in our Annual Information Form, Form 40-F and other public filings. In addition, our ongoing evaluation of the viability of the operations of Eralmetall (expected to be concluded in the second quarter of 2003) may have an impact on our actual future results or performance. We do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results, circumstances or otherwise.